UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number)

Lisa J. Forbes

110 N.W. 2nd Street, Suite 300

Bentonville, AR 72172

(479) 464-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39536G 105

1	NAME OF REPORTING PERSON Builders Vision, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON OO

Explanatory Note

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment”) amends the statement on Schedule 13D previously filed by Builders Vision, LLC, a Delaware limited liability company (the “Reporting Person”), with the Securities and Exchange Commission (the “SEC”) on June 8, 2023 (the “Schedule 13D”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

The consummation of the transactions contemplated in the Merger Agreement occurred on July 24, 2023 (the “Closing”). As a result of the Closing, the Reporting Persons ceased to be beneficial owners of Common Stock.

Item 5. Interest in Securities of the Issuer

The responses to subsections (a), (b) and (e) of Item 5 are hereby amended and restated in their entirety to read as follows:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment.

(e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on July 24, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 26, 2023

BUILDERS VISION, LLC

By:	/s/ Lisa J. Forbes
Lisa J. Forbes, General Counsel